                                  OFFICE OF THE
                           COMPTROLLER OF THE CURRENCY
                             WASHINGTON, D.C. 20219

                                  FORM 10-Q/A-2


(Mark One)
    [X]        QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                   For the quarterly period ended MARCH 31, 1999
                                       OR
    [ ]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
              For the transition period from                to
                                             --------------    --------------

                     THE PACIFIC BANK, NATIONAL ASSOCIATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                  UNITED STATES                               94-2865596
          -------------------------------                -------------------
          (State or other jurisdiction of                  (I.R.S. Employer
          incorporation or organization)                 Identification No.)

 351 California Street, San Francisco, California                   94104
 ------------------------------------------------                ----------
   (Address of principal executive offices)                      (Zip Code)


   Registrant's telephone number, including area code     (415) 576-2700
                                                          --------------

                                 NOT APPLICABLE
              ----------------------------------------------------
              (Former name, former address and former fiscal year,
                         if changed since last report.)

               Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has
been subject to such filing requirements for the past 90 days. Yes  X   No
                                                                   ---     ---

               Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                          Common Stock, $3.00 par value
                          -----------------------------
                                (Title of Class)
                Shares outstanding as of May 3, 1999 - 5,004,328
                         Page 1 of 25 sequential pages.

THE PACIFIC BANK, N.A.
FIRST QUARTER 1999 FORM 10-Q/A-2
-------------------------------------------------------------------------------

                         PART I - FINANCIAL INFORMATION

                                      PAGE
ITEM 1         Financial Statements
------
                    Condensed Consolidated Balance Sheets (As Restated)                         3

                    Condensed Consolidated Statements of Income (As Restated)                   4

                    Condensed Consolidated Statements of Changes in Shareholders' Equity        5
                    (As Restated)

                    Condensed Consolidated Statements of Cash Flows (As Restated)               6

                    Notes to Condensed Consolidated Financial Statements (As Restated)         7-9

ITEM 2         Management's Discussion and Analysis of Financial Condition and
------              Results of Operations                                                     10-19

ITEM 3         Quantitative and Qualitative Disclosures About Market Risk                     20-21
------

                           PART II - OTHER INFORMATION

ITEM 1         Legal Proceedings                                                               22
------

ITEM 6         Exhibits and Reports on Form 8-K                                               22-24
------

SIGNATURES                                                                                     25

PART 1 - FINANCIAL INFORMATION
ITEM 1.  FINANCIAL STATEMENTS
THE PACIFIC BANK, N.A.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)


---------------------------------------------------------------------------------------------------
                                                                         MARCH 31,      DECEMBER 31,
(in thousands, except per share data)                                       1999           1998
---------------------------------------------------------------------------------------------------
ASSETS                                                                (As restated - see Note 5)
Cash and due from banks                                                 $ 36,822       $ 34,453
Federal funds sold and securities purchased
 under agreements to resell                                               23,000         42,500
---------------------------------------------------------------------------------------------------
      Cash and cash equivalents                                           59,822         76,953
---------------------------------------------------------------------------------------------------
Investment securities:
Available-for-sale, at fair value                                         72,884         75,428
Held-to-maturity, at amortized cost (fair value: 1999, $45,076;
 1998, $46,742)                                                           44,849         46,325
Federal Reserve Bank stock and other securities                            4,236          4,108
---------------------------------------------------------------------------------------------------
      Investment securities                                              121,969        125,861
---------------------------------------------------------------------------------------------------
Loans                                                                    491,058        484,474
Less: Allowances for credit losses                                       (12,118)       (12,335)
---------------------------------------------------------------------------------------------------
      Net loans                                                          478,940        472,139
---------------------------------------------------------------------------------------------------
Premises and equipment                                                     4,521          4,687
Customers' acceptance liability                                            7,187          8,438
Other real estate owned                                                      382            382
Accrued interest receivable and other assets                              24,631         24,060
---------------------------------------------------------------------------------------------------
Total assets                                                            $697,452       $712,520
===================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits                                                              $133,229       $143,567
    Noninterest-bearing
    Interest-bearing:
      Money market and savings accounts                                  299,189        273,335
      Time deposits of less than $100                                     64,754         86,382
      Time deposits of $100 or more                                      110,552        108,591
---------------------------------------------------------------------------------------------------
      Total deposits                                                     607,724        611,875
---------------------------------------------------------------------------------------------------
  Federal funds purchased and other borrowed funds                             -          1,047
  Acceptances outstanding                                                  7,187          8,438
  Accrued interest payable and other liabilities                           9,901         11,300
---------------------------------------------------------------------------------------------------
      Total liabilities                                                  624,812        632,660
---------------------------------------------------------------------------------------------------
Shareholders' Equity
  Common stock, par value $1.50 per share: authorized,
   21,000,000 shares; outstanding (1999, 5,046,328 shares; 1998,
   5,443,728 shares)                                                       7,569          8,166
  Additional paid-in capital                                              60,112         64,872
  Accumulated other comprehensive income                                     202            356
  Retained earnings                                                        4,757          6,466
---------------------------------------------------------------------------------------------------
      Total shareholders' equity                                          72,640         79,860
---------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                              $697,452       $712,520
===================================================================================================

(1)The number of shares and per share amounts have been restated to effect the two-for-one stock split distributed on December 31, 1998.
See notes to consolidated financial statements.

THE PACIFIC BANK, N.A.
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

---------------------------------------------------------------------------------------------------
                                                                             FOR THE THREE MONTHS
                                                                                ENDED MARCH 31,
(in thousands, except per share data)                                          1999        1998
---------------------------------------------------------------------------------------------------
INTEREST INCOME                                                            (As restated - see Note 5)
  Interest and fees on loans                                                 $10,927       $10,081
  Interest on investment securities                                            1,734         1,292
  Interest on federal funds sold and deposits in banks                           200           529
---------------------------------------------------------------------------------------------------
      Total interest income                                                   12,861        11,902
---------------------------------------------------------------------------------------------------
INTEREST EXPENSE
  Interest on deposits
    Interest on money market and savings accounts                              1,946         1,701
    Interest on time deposits of less than $100                                  979         1,173
    Interest on time deposits of $100 or more                                  1,220         1,428
---------------------------------------------------------------------------------------------------
      Total interest on deposits                                               4,145         4,302
  Interest on borrowed funds                                                      13             8
---------------------------------------------------------------------------------------------------
      Total interest expense                                                   4,158         4,310
---------------------------------------------------------------------------------------------------
Net interest income                                                            8,703         7,592
Provisions for credit losses                                                     125             -
---------------------------------------------------------------------------------------------------
      Net interest income after provisions for credit losses                   8,578         7,592
---------------------------------------------------------------------------------------------------
NONINTEREST INCOME
  International/trade finance fees                                               671           785
  Trust fees                                                                     588           387
  Deposit service fees                                                           458           305
  Investment sales fees                                                           41           283
  Gains on sales of loans                                                         80           119
  Other                                                                          201           140
---------------------------------------------------------------------------------------------------
      Total noninterest income                                                 2,039         2,019
---------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
  Salaries and employee benefits                                               4,450         4,180
  Premises and equipment                                                       1,452         1,088
  Legal and professional fees                                                    262           318
  Outsourced data processing                                                     464           305
  Advertising and promotion                                                      241           192
  Postage and supplies                                                           153           149
  Amortization of intangible assets                                              140            35
  Other                                                                          846           630
---------------------------------------------------------------------------------------------------
      Total noninterest expense                                                8,008         6,897
---------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                     2,609         2,714
INCOME TAX PROVISION                                                             906         1,150
---------------------------------------------------------------------------------------------------
NET INCOME                                                                    $1,703        $1,564
===================================================================================================
NET INCOME PER SHARE (1):
        BASIC                                                                 $ 0.33        $ 0.29
        DILUTED                                                               $ 0.32        $ 0.27
===================================================================================================
Average common shares outstanding (1)                                          5,213         5,386
Average common shares - diluted (1)                                            5,361         5,735
===================================================================================================

(1)The number of shares and per share amounts have been restated to effect the two-for-one stock split distributed on December 31, 1998.
See notes to consolidated financial statements.


THE PACIFIC BANK, N.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
------------------------------------------------------------------------------------------------
                                                            FOR THE THREE MONTHS ENDED MARCH 31,
(dollars in thousands)                                              1999                1998
------------------------------------------------------------------------------------------------
COMMON STOCK(1)                                                       (As restated - see Note 5)
  Balance at January 1                                          $ 8,166                $ 8,078
  Issuance of 6,400 shares in 1999 and 9,000 shares
    in 1998 under stock option plans                                 10                     13
  Repurchases of 403,800 common shares                             (607)
------------------------------------------------------------------------------------------------
      Total common stock                                          7,569                  8,091
------------------------------------------------------------------------------------------------
ADDITIONAL PAID-IN CAPITAL
  Balance at January 1                                           64,872                 63,823
  Issuance of shares under stock option plans                        51                     55
  Repurchases of common shares                                   (4,811)
------------------------------------------------------------------------------------------------
      Total additional paid-in capital                           60,112                 63,878
------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME
  Balance at January 1                                              357                    203
  Comprehensive income:
    Net income                                       $1,703                 $1,564
    Other comprehensive income (loss)(net of tax
     benefit of $93 in 1999 and $3 in 1998)            (155)       (155)        (6)         (6)
------------------------------------------------------------------------------------------------
      Total comprehensive income                     $1,548                 $1,558
------------------------------------------------------------------------------------------------
      Total accumulated other comprehensive income                  202                    197
------------------------------------------------------------------------------------------------
RETAINED EARNINGS
  Balance at January 1                                            6,466                  7,923
  Dividends declared on common shares ($0.08 per
   share in 1999 and $0.07 per share in 1998)(1)                   (407)                  (377)
  Repurchases of common shares                                   (3,005)
  Net income                                                      1,703                  1,564
------------------------------------------------------------------------------------------------
      Total retained earnings                                     4,757                  9,110
------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                      $72,640                $81,276
================================================================================================

(1) The number of shares and per share amounts have been restated to effect the two-for-one stock split distributed on December 31, 1998.
See notes to consolidated financial statements.


THE PACIFIC BANK, N.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
------------------------------------------------------------------------------------------------
                                                            FOR THE THREE MONTHS ENDED MARCH 31,
(dollars in thousands)                                                     1999             1998
------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                                   (As restated - see Note 5)
  Net income                                                          $  1,703          $  1,564
  Reconciliation to net cash provided by operating activities:
    Depreciation and amortization                                          268               466
    Provision for credit losses                                            125                --
    Gain on sale of foreclosed property and other assets, net             (106)             (119)
    Changes in:
      Accrued interest receivable and other assets                         733              (315)
      Accrued interest payable and other liabilities                    (2,745)             (696)
------------------------------------------------------------------------------------------------
        Net cash provided (used) by operating activities                   (22)              900
------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturity of available-for-sale securities                1,994             4,439
  Purchases of available-for-sale securities                                --            (2,008)
  Proceeds from maturity of held-to-maturity securities                  2,337             6,079
  Purchases of held-to-maturity securities                                (861)           (5,000)
  Purchases of other securities                                            (26)
  Net increase in loans                                                 (9,368)          (20,476)
  Proceeds from sales of loans                                           1,987             1,882
  Recoveries of previously charged-off loans                               810               493
  Proceeds from sales of foreclosed property                               110
  Purchases of bank premises and equipment                                (146)             (300)
------------------------------------------------------------------------------------------------
       Net cash used by investing activities                            (3,163)          (14,891)
------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits, savings and
    money market accounts                                               15,516           (19,997)
  Net increase (decrease) in time deposits                             (19,667)              820
  Net increase (decrease) in federal funds purchased and
    borrowed funds                                                      (1,047)              658
  Dividends paid on common stock                                          (386)             (377)
  Proceeds from issuance of common stock                                    61                68
  Repurchases of common stock                                           (8,423)               --
------------------------------------------------------------------------------------------------
        Net cash used by financing activities                          (13,946)          (18,828)
------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                              (17,131)          (32,819)
Cash and cash equivalents at beginning of year                          76,953           103,104
------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                            $ 59,822          $ 70,285
------------------------------------------------------------------------------------------------
CASH PAID DURING THE PERIOD FOR
  Interest on deposits and other borrowings                           $  4,252          $  4,618
  Income taxes                                                              --               642
------------------------------------------------------------------------------------------------
NONCASH INVESTING ACTIVITIES
  Loans transferred to held for sale                                 $   1,907          $  1,028
------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

THE PACIFIC BANK, N.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
(dollars in thousands)

1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of The Pacific Bank, N.A. and its subsidiaries ("Pacific Bank") conform with generally accepted accounting principles and with general practice within the banking industry. In the opinion of management, the unaudited interim consolidated financial statements as of March 31, 1999 and for the three-month periods ended March 31, 1999 and 1998, include all adjustments (consisting of normal recurring adjustments) necessary to fairly present Pacific Bank's financial position at March 31, 1999 and results of operations and cash flows for the three-month periods ended March 31, 1999 and 1998. The unaudited interim consolidated financial statements do not include all disclosures required by generally accepted accounting principles for annual financial statements. Accordingly, this report should be read in conjunction with Pacific Bank's 1998 Annual Report on Form 10-K/A. The results of operations for the three-month periods ended March 31, 1999 are not necessarily indicative of results to be expected for the entire 1999 year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

2.   RESTRUCTURING LIABILITY

Pacific Bank established a restructuring liability of $2,610 in the fourth quarter of 1998. The restructuring plan provides for the combination or closure of three branches serving duplicate markets and severance for employees throughout the organization. The plan proceeded as scheduled during the first quarter of 1999. Lease termination costs are estimated at $2,163 of the total restructuring liability. During the first quarter of 1999, the branch located in downtown Los Angeles was consolidated with the main branch of the former Sterling West Bancorp. Rent at the former branch totaling $42 was charged to the restructuring liability during the quarter. Relocation costs of $14 were charged to expense during the quarter. The liability for payments to departing employees was originally established at $447. Payments to 14 employees totaling $69 were made in the fourth quarter of 1998, and payments to 4 employees totaling $126 were made in the first quarter of 1999.

SEGMENTS

Pacific Bank's three core lines of business are organized around the specific products and services provided to their customers. Revenues include net interest income from customers, intersegment interest credits or charges, and noninterest income. The operating results of the core lines of business for the three months ended March 31, 1999 and 1998 is as follows:

-------------------------------------------------------------------------------
                                                   Three Months Ended
                                                         March 31
                                                  1999              1998
-------------------------------------------------------------------------------
Domestic Commercial Banking
     Revenues                                   $ 6,767           $ 5,195
     Pretax income                                3,136             2,489

International / Trade Finance
     Revenues                                     2,503             2,982
     Pretax income                                  817             1,200

Wealth Management Services - as restated
     Revenues                                       595               695
     Pretax income (loss)                           135               (32)
===============================================================================

Corporate overhead, provision for loan losses and goodwill amortization are not directly allocable to the segment results shown in the table above. The reconciliation of segment amounts to consolidated results is as shown in the following table.

---------------------------------------------------------------------------------------------------------
                                      REVENUES                               PRETAX INCOME
---------------------------------------------------------------------------------------------------------
                                                        (AS RESTATED)
                                                      TOTAL                                    TOTAL
                        SEGMENTS       OTHER       CONSOLIDATED      SEGMENTS     OTHER     CONSOLIDATED
---------------------------------------------------------------------------------------------------------
FIRST QUARTER 1999      $  9,865       $ 877         $ 10,742        $ 4,088     $(1,479)     $ 2,609
FIRST QUARTER 1998         8,872         739            9,611          3,657        (943)       2,714
=========================================================================================================

4.  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June of 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 standardizes the accounting for changes in the fair value of derivative instruments. Market value adjustments for derivatives designated as hedges are recognized in the statements of income and in other comprehensive income during the period of the change together with the gain or loss on the item being hedged. Management is reviewing the impact of SFAS 133 at this time, however adoption of this standard is not expected to have a material impact on Pacific Bank's consolidated financial position, results of operations or cash flows. Adoption is required by January 1, 2000.

5.  RESTATEMENT

Subsequent to the issuance of Pacific Bank's Report on Form 10-Q for the quarterly period ended March 31, 1999 with the Office of the Comptroller of the Currency, management discovered accounting irregularities and certain operational losses in the bank's trust division. Pacific Bank conducted a special investigation which determined that trust fee income and trust fee receivables had been overstated in 1999 and 1998 and that certain operational losses had occurred. As a result, the financial statements have been restated from amounts previously reported to properly state trust fee income and trust fee receivables and to recognize the operational losses. The following table presents the significant effects of the restatement:


----------------------------------------------------------------------------------------------------------
                                            AT OR FOR THE QUARTER ENDED      AT OR FOR THE QUARTER ENDED
                                                   MARCH 31, 1999                   MARCH 31, 1998
                                         AS PREVIOUSLY                      AS PREVIOUSLY
                                              REPORTED        AS RESTATED       REPORTED  AS RESTATED
----------------------------------------------------------------------------------------------------------
 Balance sheet data:
 Accrued interest and other assets             $25,621          $24,631            $13,118    $12,807
 Accrued interest and other liabilities         10,313            9,901              6,721      6,592
 Shareholders' equity                           73,218           72,640             81,458     81,276

 Income statement data:
 Noninterest income                             $2,198           $2,039             $2,245     $2,019
 Noninterest expense                             7,913            8,008              6,812      6,897
 Income before income taxes                      2,863            2,609              3,025      2,714
 Net income                                      1,851            1,703              1,746      1,564
 Net income per share - basic                    $0.36            $0.33              $0.32      $0.29
 Net income per share - diluted                  $0.35            $0.32              $0.30      $0.27
----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------
                                                 AT DECEMBER 31, 1998
                                          AS PREVIOUSLY
                                               REPORTED      AS RESTATED
-------------------------------------------------------------------------
 Balance sheet data:
 Accrued interest and other assets              $24,797          $24,060
 Accrued interest and other liabilities          11,607           11,300
 Shareholders'equity                             80,290           79,860
-------------------------------------------------------------------------

THE PACIFIC BANK, N.A.
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(in thousands, except per share data)
-------------------------------------------------------------------------------

This report on Form 10-Q/A contains statements primarily regarding Pacific Bank's historical performance, and such statements should not be interpreted to indicate how Pacific Bank will perform in future periods. This report on Form 10-Q/A also contains forward-looking statements regarding performance and cost savings that are subject to risks and uncertainties. Such risks and uncertainties with respect to performance include, but are not necessarily limited to, defaults by borrowers, fluctuations in interest rates, inflation, government policies and regulations, year 2000 compliance and general economic conditions as well as competition within the business areas in which Pacific Bank is conducting its operations, including the real estate market in California, and other factors beyond Pacific Bank's control such as fraudulent conduct by borrowers and continued economic problems in Asia as well as other parts of the world. Such risks and uncertainties regarding cost savings may include, but are not necessarily limited to, Pacific Bank's ability to renegotiate or terminate existing leases successfully and to reduce its work force in accordance with its planned schedule and without unforeseen expenses. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year or subsequent years to differ materially from those indicated in this report on Form 10-Q/A. Readers should not place undue reliance on such forward-looking statements, which reflect management's view only as of the date hereof. Pacific Bank undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. For a discussion of additional factors which could affect the bank's performance, please see Pacific Bank's publicly available filings with the Office of the Comptroller of the Currency and Pacific Bank's press releases.

RESTATEMENT
-------------------------------------------------------------------------------

Subsequent to the issuance of Pacific Bank's Report on Form 10-Q for the quarterly period ended March 31, 1999 with the Office of the Comptroller of the Currency, management discovered accounting irregularities and certain operational losses in the bank's trust division. Pacific Bank conducted a special investigation which determined that trust fee income and trust fee receivables had been overstated in 1999 and 1998 and that certain operational losses had occurred. As a result, the financial statements have been restated from amounts previously reported to properly state trust fee income and trust fee receivables and to recognize the operational losses. Restated net income was $1,703, or $0.32 per diluted share in the three months ended March 31, 1999, compared to the previously reported net income of $1,851, or $0.35 per diluted share. See Note 5, "Restatement" to the consolidated financial statements for further discussion.

FINANCIAL OVERVIEW
-------------------------------------------------------------------------------

Net income totaled $1,703 in the three months ended March 31, 1999, compared to $1,564 in the prior year, an increase of $139, or 9%. Net income per share was $0.32 this year compared to $0.27 last year, an increase of $0.05, or 19%. The 19% increase in net income per share reflects the 9% increase in net income and the effect of share repurchases. Under the Share Repurchase Plan approved by shareholders in December 1998, a total of 489,000 shares were repurchased in late December and in the first quarter of 1999 for $10,198. The return on equity was 9.08% in the first quarter of 1999 compared to 7.81% in the prior year first quarter.

The return on assets (ROA) was 1.01% this year compared to 1.10% in the prior year. The contribution to ROA from revenue sources declined during the first quarter of 1999 compared to the prior year first quarter due to pressure on the net interest margin and lower fee income. The negative effect on ROA of the provision for credit losses totaled 0.07% compared to no provision in the prior year. Noninterest expense as a percentage of average assets decreased to 4.73% this year compared to 4.84% in the prior year, a positive impact on ROA of 0.11% this year compared to last year. Tax expense had a positive impact on ROA of 0.27% in the first quarter of 1999 compared to the same period a year ago. The lower tax expense is due to an effective tax rate of 35% this year compared to 42% in the prior year, as a result of increased federally tax-free investments and tax credits for loans to companies operating in California's economic development zones.

NET INTEREST INCOME

Net interest income totaled $8,724 in the three months ended March 31, 1999 compared to $7,592 in the prior year period, an increase of $1,132, or 15%. Average earning assets increased $97,365, or 18%, totaling $628,726 in the first quarter of 1999 compared to $531,361 in the prior year first quarter. The acquisition of Sterling West Bancorp accounted for much of the asset increase over the past year.

The net interest margin was 5.66% in the first quarter of 1999 compared to 5.80% in the first quarter of 1998. Yields on earning assets decreased 0.75%, in line with the decline in Pacific Bank's guidance rate during the year. Changes to the guidance rate are decided by the bank's management at approximately the same time and to the same extent as other banks' prime rate. A significant portion of the loan portfolio is priced based on the guidance rate. However, yields on loans declined 0.93%, from 10.06% in the first quarter of 1998 to 9.13% in the current quarter. The decrease in loan yields by more than the movement in the guidance rate was primarily due to growth in lower-yielding real estate loans. Total loans averaged $486,453 in the first quarter of 1999 compared to $406,359 in the first quarter of 1998, an increase of $80,094. Real estate loans accounted for $52,833 of the increase in total loans. Yields on real estate loans declined 1.37%, from 10.36% in the first quarter of 1998 to 8.99% in the current quarter. Offsetting the impact of lower loan yields was the positive effect of fixed-rate securities in the declining rate environment. Yields on investment securities declined 0.34%, to 5.87% in the first quarter of 1999 compared to 6.21% in the prior year first quarter.

The cost of funds declined 0.79% over the past year, totaling 2.85% in the first quarter of 1999 compared to 3.64% in the first quarter of 1998. Rates paid on money market and savings accounts declined 0.49% over the past year. Due to consumer expectations and competitive pressures from mutual fund money market accounts, rates paid on money market accounts generally are not expected to decrease at the same time or to the extent of decreases in market interest rates. Money market and savings accounts totaled $297,591, or 50% of total average deposits in the first quarter of 1999. The negative impact on the cost of funds of this inelasticity in money market rates was limited due to the positive impact of higher noninterest-bearing checking account balances. Largely due to the acquisition of Sterling West Bancorp, noninterest-bearing deposits increased to 23% of total deposits in the first quarter of 1999 compared to 19% of total deposits in the first quarter of 1998.

Net interest income decreased $638 compared to prior quarter, totaling $8,724 in the current quarter compared to $9,362 in the fourth quarter of 1998. Average assets decreased $21,793 during the first quarter of 1999 compared to the prior quarter. The decrease in assets this quarter was primarily attributable to the $10,198 in funds used to repurchase Pacific Bank's shares and to a $5,232 decrease in average loans. Increased commercial and real estate loan balances during the current quarter were more than offset by lower balances in international / trade finance loans. International / trade finance loans averaged $134,858 in the first quarter of 1999, compared to $149,785 in the fourth quarter of 1998, a decrease of $14,927, or 10%. Pacific Bank has been actively reducing trade finance loans and loan commitments as a result of the deteriorating credit conditions of some borrowers impacted by the economic slowdown in Asia.

AVERAGE BALANCE SHEETS

                                                              THREE MONTHS ENDED MARCH 31
(dollars in thousands)                    ------------------------------------------------------------------------
                                                      1999                                     1998
                                          ---------------------------------     ----------------------------------
                                           AVERAGE     INTEREST                   AVERAGE      INTEREST
                                            DAILY      INCOME/      YIELD/         DAILY       INCOME/      YIELD/
                                           BALANCE     EXPENSE       RATE         BALANCE      EXPENSE       RATE
                                          ---------   ----------   --------     ----------    ----------   -------
ASSETS
Investment securities (1):
  U.S. Treasury                           $ 25,873    $   368        5.77%       $ 24,132      $   348       5.85%
  Federal agency                            25,480        383        6.10          16,111          254       6.39
  Collateralized mortgage obligations
   and asset-backed securities              57,916        820        5.74          38,954          609       6.34
  Municipal securities (2)                   9,903        159        6.51           2,318           42       7.35
  Federal Reserve Bank stock
   and other                                 4,232         55        5.27           3,689           52       5.72
                                          ---------   ----------   --------     ----------    ----------   -------
        Total investment securities        123,404      1,785        5.87          85,204        1,305       6.21
Federal funds sold and securities
 purchased under agreement to resell        16,311        181        4.50          37,256          507       5.52
Interest-earning deposits in banks           2,559         19        3.01           2,543           22       3.51
Loans (3):
  International/trade finance              134,858      2,910        8.75         145,445        3,550       9.90
  Commercial                               130,394      3,069        9.55          91,513        2,302      10.20
  Real estate                              200,558      4,448        8.99         147,725        3,774      10.36
  Personal and other                        20,642        451        8.86          21,675          504       9.43
  Interest rate swaps and floors, net                      71                                      (49)
                                          ---------   ----------   --------     ----------    ----------   -------
        Total loans                        486,452     10,949        9.13         406,358       10,081      10.06
        Total earning assets               628,726     12,934        8.34         531,361       11,915       9.09
  Allowance for credit losses              (12,715)                               (11,192)
  Net unrealized gain (loss)
   on available-for-sale securities            673                                    506
  Cash and due from banks                   32,522                                 30,347
  Other assets                              37,067                                 27,061
                                          ---------   ----------   --------     ----------    ----------   -------
  TOTAL ASSETS                            $686,273     12,934        7.64        $578,083       11,915       8.36
                                          =========   ----------   --------     ==========    ----------   -------
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing                     $133,638                               $ 91,664
  Interest-bearing:
    Money market and savings accounts      297,591      2,264        3.09         192,157        1,695       3.58
    Time deposits of less than $100         56,529        661        4.74          90,611        1,179       5.28
    Time deposits of $100 or more          103,551      1,221        4.78         105,524        1,428       5.49
                                          ---------   ----------   --------     ----------    ----------   -------
        Total interest-bearing             457,671      4,146        3.67         388,292        4,302       4.49
                                          ---------   ----------   --------     ----------    ----------   -------
        Total deposits                     591,309      4,146        2.84         479,956        4,302       3.64
Borrowed funds                               1,010         13        5.22             350            8       9.27
                                          ---------   ----------   --------     ----------    ----------   -------
        Total deposits and borrowed funds  592,319      4,159        2.85         480,306        4,310       3.64
                                                      ----------   --------                   ----------   -------
Other liabilities                           17,929                                 16,543
Shareholders' equity                        76,025                                 81,234
                                          ---------                             ----------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY                     $686,273                               $578,083
                                          =========                             ==========
NET INTEREST INCOME - TAX EQUIVALENT
 BASIS/NET INTEREST MARGIN                              8,775        5.66%                       7,605       5.80%
                                                                   ========                                =======
Less: tax-equivalent adjustment                            51                                       13
                                                      ----------                              ----------
Net interest income                                   $ 8,724                                  $ 7,592
                                                      ==========                              ==========

(1) Yields were calculated based on the historical cost, excluding the net unrealized gain (loss) on available-for-sale securities.
(2) Interest income and yields were calculated on a tax-equivalent basis using a federal tax rate of 35%.
(3) Includes fees on loans of $0.3 million in 1999 and $0.2 million in 1998.

In addition, net interest income in the prior quarter included $196 in penalties and fees related to the early payoff of primarily fixed-rate term real estate loans. Excluding these one-time fees, the net interest margin in the prior quarter of 5.66% was level with the current quarter's net interest margin.

PROVISION FOR CREDIT LOSSES

The provision for credit losses totaled $125 in the first quarter of 1999. No provision for credit losses was charged to earnings in the prior year first quarter. Net charge-offs to the allowance for credit losses totaled $342 in the first quarter of 1999 compared to net recoveries of $388 in the first quarter of 1998. The allowance for credit losses was 2.47% of loans and 464.29% of nonperforming loans at March 31, 1999. See discussion of the allowance for credit losses in the "Credit Quality" section of Management's Discussion and Analysis for further information.

NONINTEREST INCOME

Noninterest income totaled $2,039 in the first quarter of 1999, compared to $2,019 in the first quarter of 1998, a decrease of $20, or 1%. The composition of fee sources changed significantly over the past year. The current trends are generally expected to continue throughout 1999. Deposit service fees totaled $534 in the current quarter, an increase of $188, or 54%, over the first quarter of 1998. The acquisition of Sterling West Bancorp in the third quarter of 1998 contributed to the increase in deposit fees. International /trade finance fees decreased $114, or 15%, to $671 in the three months ended March 31, 1999. Fees collected by the Hong Kong office totaled $86 in the current quarter, a decrease of $66 compared to the prior year first quarter. Trust fees totaled $588 in the first quarter of 1999 compared to $387 in the prior year first quarter, an increase of $201, or 52%. Trust assets under administration increased 9% since March 31, 1998, totaling $905,875 at March 31, 1999. Gains on sales in the secondary market of loans guaranteed by the Small Business Administration totaled $80 in the first quarter of 1999 compared to $119 in the first quarter of 1998. Investment sales fees totaled $41 in the first quarter of 1999 compared to $283 in the prior year first quarter, a decrease of $242. Pacific Bank outsourced the sales of mutual funds and annuities to customers in December of 1998. Investment sales fees this year represent net gains from the activity, while prior year investment sales fees have not been reduced by the cost of salaries and commissions paid to sales personnel.

Compared to the fourth quarter of 1998, total noninterest income decreased $230 this year. The decrease was primarily attributable to a $143 decrease in trust fees, totaling $588 in the first quarter of 1999 compared to $731 in the fourth quarter of 1998. In addition, gains on sales of SBA loans decreased $69 this quarter compared to the prior quarter. Lower international / trade finance fees in the Hong Kong office were offset by higher fees in the San Francisco office, primarily due to the return of a significant customer.

NONINTEREST EXPENSE

Noninterest expense increased $1,111, or 16%, totaling $8,008 in the first quarter of 1999 compared to $6,897 in the first quarter of 1998. The efficiency ratio increased to 74.5% in the current quarter from 71.8% in the first quarter of 1998. The increase is primarily attributable to lower revenues not offset by decreased expenses.

Salaries and benefits expenses increased $271, or 7%, totaling $4,450, or 56% of total noninterest expense. There were 293 full-time equivalent employees at March 31, 1999 compared to 263 full-time equivalent employees at March 31, 1998, an increase of 11%. The acquisition of Sterling West Bancorp largely accounted for the increase in staff during the year.

Premises and equipment expense increased $364, or 33% year over year. Rent increases at Pacific Bank's headquarters in San Francisco contributed $162 to the increase. Costs related to the added branch facilities in Los Angeles acquired with Sterling West Bancorp also contributed to the increased facilities cost. Rent reductions under the branch restructuring plan are expected to begin after the branch closings are completed in the second quarter of 1999.

Other noninterest expense increased $477, or 29% year over year. Outsourced data processing expense, which is largely based on transaction volumes, increased $159 in the current year compared to the first quarter of 1998. Fees paid to advertise for and hire new employees increased $98 this year compared to last year, totaling $100 in the three months ended March 31, 1999. Amortization of goodwill totaled $140 this year compared to $35 last year, an increase of $105.

Compared to the fourth quarter of 1998, noninterest expense decreased $1,529, from $9,537 in the fourth quarter of 1998. The fourth quarter of 1998 included a charge for restructuring liabilities of $2,610 and bonus expense reversals of $996. Excluding these unusual items, noninterest expense was $7,923 in the fourth quarter of 1998, compared to $8,008 in the current quarter, an increase of $85.

INCOME TAX PROVISION

An income tax provision totaling $906 was recorded in the first quarter of 1999, or an effective tax rate of 35% of pretax income. In the first quarter of 1998, $1,150 income tax expense was recorded, or an effective tax rate of 42%. The decrease in the effective tax rate in 1999 is primarily due to utilization of California tax credits generated in current and prior years available for lending to companies in designated economic development zones. In addition, Pacific Bank has increased investments in tax-favored assets during the past year. Holdings of securities issued by states and local municipalities averaged $9,903 in the first quarter of 1999 compared to $2,318 in the prior year first quarter. Pacific Bank has also participated in tax-favored projects that provide subsidized housing to low- and moderate-income California residents.

THE PACIFIC BANK, N.A.
FINANCIAL CONDITION
-------------------------------------------------------------------------------

Pacific Bank's total assets were $697.5 million at March 31, 1999, a decrease of $15.1 million, or 2%, from $712.5 million at December 31, 1998. The decrease in assets was primarily attributable to a $19.5 million decrease in federal funds sold, with a corresponding decrease in noninterest-bearing deposits. Pacific Bank's primarily business customers typically experience a seasonal decline in liquid funds in the first three months of the year due to tax payments and other demands on customers' cash balances. Loans increased $6.6 million since year-end, totaling $491.1 million at March 31, 1999, compared to $484.5 million at December 31, 1998.

LOANS IN THE DOMESTIC COMMERCIAL BANKING DIVISION


------------------------------------------------------------------------------------------------
                                                  3/31/99      3/31/98      12/31/98    12/31/97
------------------------------------------------------------------------------------------------
Commercial loans                                $120,104      $ 82,628     $119,343    $ 75,287
Real estate loans                                195,630       133,518      175,072     130,024
Personal and other loans                          18,627        18,584       18,220      18,168
------------------------------------------------------------------------------------------------
    Total Domestic Commercial Banking Division  $334,361      $234,730     $312,635    $223,479
================================================================================================




Loans in the domestic commercial banking division increased $21.7 million, or 7%, since year-end, totaling $334,361, or 68% of total loans at March 31, 1999. The growth during the quarter was largely due to a $20.6 million increase in loans secured by real estate. Pacific Bank's real estate loan portfolio includes credits extended for the finance of primarily commercial real estate properties; real estate collateral for loans to commercial businesses; and construction loans. Construction loans accounted for $0.7 million of the increase during the quarter, totaling $47.1 million at March 31, 1999. At March 31, 1999, approximately 75% of the loans are secured by real estate in Northern California (primarily in the San Francisco Bay Area), while 25% are secured by real estate in the Los Angeles area of southern California.

LOANS IN THE INTERNATIONAL/TRADE FINANCE DIVISION


------------------------------------------------------------------------------------------------
                                                  3/31/99      3/31/98      12/31/98    12/31/97
------------------------------------------------------------------------------------------------
International/trade finance loans               $127,395      $149,873     $140,309    $143,773
Commercial loans                                   9,772        12,395       10,810      11,648
Real estate loans                                 16,578        15,624       16,724      14,840
Personal and other loans                           2,952         2,940        3,996       3,318
------------------------------------------------------------------------------------------------
    Total loans                                 $156,697      $180,832     $171,839    $173,579
================================================================================================


Loans in the international/trade finance division decreased $15.1 million during the quarter, totaling $156.7 million at March 31, 1999. The decrease was primarily attributable to continuing efforts to reduce credit exposure to customers experiencing financial difficulties due to the economic slowdown in some Asian countries. Loans through the Hong Kong office decreased $5.9 million since year-end, totaling $21.1 million, or 4% of total loans at March 31, 1999. The Hong Kong office loans include $8.2 million in loans secured by real estate in Hong Kong.


------------------------------------------------------------------------------------------------
                                                  3/31/99      3/31/98      12/31/98     12/31/97
------------------------------------------------------------------------------------------------
San Francisco*                                  $ 53,342      $ 60,434     $ 59,758    $ 58,224
Los Angeles                                       82,271        87,335       85,068      76,871
Hong Kong                                         21,084        33,063       27,013      38,484
------------------------------------------------------------------------------------------------
    Total loans                                 $156,697      $180,832     $171,839    $173,579
================================================================================================
*Includes extensions of credit by the loan production office in Sacramento, California.



ASSETS OF THE WEALTH MANAGEMENT SERVICES DIVISION

Assets of the Wealth Management Services division held in trust accounts on behalf of customers are not recorded on Pacific Bank's balance sheet. Trust assets under administration increased $9.1 million since year-end, totaling $905.9 million at March 31, 1999. Subsequent to the end of the quarter, Pacific Bank announced the establishment of a trust office in the Beverly Hills, California, branch. The new office will be this division's first expansion outside of the San Francisco Bay Area.

DEPOSITS

Deposits decreased $4.2 million since year-end, totaling $607.7 million at March 31, 1999 compared to $611.9 million at December 31, 1998. Noninterest-bearing deposit accounts decreased $10.3 million since year-end due to a seasonal decline in Pacific Bank's primarily commercial checking account balances. Money market checking and savings accounts increased $25.9 million since year-end to $299.2 million at March 31, 1999. Time deposits of less than $100,000 decreased $21.6 million since year-end, and deposits of $100,000 or more increased $2.0 million since year-end.

CAPITAL AND CAPITAL RATIOS

-----------------------------------------------------------------------------------------------------------------
                                                                3/31/99       3/31/98      12/31/98     12/31/97
-----------------------------------------------------------------------------------------------------------------
Capital ratios:                                              As restated   As restated   As restated
Tier 1 capital to risk adjusted assets                          11.41%        16.59%        12.65%       16.74%
Total capital to risk adjusted assets                           12.67         17.86         13.91        18.00
Tier 1 capital to average assets (leverage ratio)                9.46         13.72         10.16        13.21
Book value per share                                           $14.39        $15.07        $14.67       $14.86
Tangible book value per share                                   12.84         14.68         13.20        14.47
Cash dividends declared per share                                0.08          0.07          0.30         0.14
Dividend payout ratio                                           24.24%        24.14%        57.69%       10.40%
-----------------------------------------------------------------------------------------------------------------

Shareholders' equity decreased $7.2 million since year-end, totaling $72.6 million at March 31, 1999. Pacific Bank repurchased 403,800 shares of its common stock during the quarter at a cost of $8.4 million, or an average of $20.86 per share. Under the 1998 Share Repurchase Plan approved by shareholders in December 1998, Pacific Bank has repurchased a total of 489,000 shares at a cost of $10.2 million. The Tier 1 capital to average assets (leverage ratio) was 9.46% at March 31, 1999, compared to the 5.00% regulatory minimum ratio under prompt corrective action standards for well-capitalized banks.

THE PACIFIC BANK, N.A.
CREDIT QUALITY
-------------------------------------------------------------------------------

ALLOWANCE FOR CREDIT LOSSES

For a discussion of the methodology utilized to determine the level of the allowance for credit losses necessary for known and inherent risks in loans and unused commitments to extend credit, see the section titled "Credit Quality" on page 24 of Pacific Bank's 1998 Annual Report to Shareholders.

The following table summarizes the activity in Pacific Bank's allowance for credit losses for the three-month period ended March 31, 1999 and 1998.


                                                       THREE MONTHS
                                                      ENDED MARCH 31,
                                                    1999             1998
Balance, beginning of the period                  $12,335          $10,823
                                                 --------        ---------

Provision for credit losses                           125

Charge offs:
  Commercial and trade finance                     (1,151)             (66)
  Real estate                                                          (28)
  Personal and other                                                   (11)
                                                 --------        ---------
        Total charge-offs                          (1,151)            (105)
                                                 --------        ---------
Recoveries:
  Commercial and trade finance                        809              102
  Real estate                                                          381
  Personal and other                                                    10
                                                 --------        ---------
        Total recoveries                              809              493
                                                 --------        ---------
 Net (charge-offs) recoveries                        (342)             388
                                                 --------        ---------
 Balance, end of period                           $12,118          $11,211
                                                 ========        =========
Ratios:
Net (charge-offs) recoveries to average loans       (0.07)%           0.10%
Allowance for credit losses to loans                 2.47 %           2.70%
Allowance for credit losses to
  nonperforming loans                              464.29 %         419.26%



The allowance for credit losses totaled $12,118, or 2.47% of loans and 464.29% of nonperforming loans at March 31, 1999. Net charge-offs totaled $342 in the three months ended March 31, 1999 compared to net recoveries of previously charged-off loans of $388 in the first quarter of 1998. Charge-offs in the current quarter included one loan originated in the Hong Kong office totaling $861. Recoveries during the quarter included $238 partial recovery on a Hong Kong credit charged off in the fourth quarter of 1998.

A significant part of Pacific Bank's business involves providing international banking services to companies participating in global trade finance, with particular emphasis on trade with and between the countries located in the Asia Pacific region and the United States. There can be no assurance that the quality of Pacific Bank's Asia-related loans will not be adversely effected in the future. Loans in the Hong Kong office have been reduced to $21,068, or 4% of total loans at March 31, 1999, compared to $33,069, or 8% of total loans at March 31, 1998.
Pacific Bank's primarily U.S. based customers engaged in international/trade finance may be adversely impacted by currency fluctuations or suppliers in Asia experiencing financial difficulty or failure.

NONPERFORMING ASSETS

Nonperforming assets (comprised of nonaccrual loans, loans past due 90 days or more and still accruing interest, and foreclosed property assets) at March 31, 1999, December 31, 1998 and March 31, 1998 were as follows:


                                               MARCH 31,          DECEMBER 31,        MARCH 31,
                                                 1999                1998               1998
Nonaccrual loans                              $2,228                $2,563             $2,499
Loans past due 90 days and still
  accruing interest                               --                    --                175
                                             -------              --------          ---------
  Nonperforming loans                          2,228                 2,563              2,674
Foreclosed property                              382                   382                --
                                             -------              --------          ---------
  Nonperforming assets                        $2,610                $2,945             $2,674
                                             =======              ========          =========
Nonperforming assets to loans
  and real estate owned                         0.53%                 0.61%              0.64%
                                             -------              --------          ---------


Nonperforming loans totaled $2,228 at March 31, 1999, down from $2,563 at December 31, 1998. No loans were past due 90 days or more and still accruing interest at March 31, 1999. One foreclosed property is currently held with a book value of $382. Nonperforming assets were $2,610, or 0.53% of loans and real estate owned at March 31, 1999, compared to $2,945, or 0.61% of loans and real estate owned at December 31, 1998.

THE PACIFIC BANK, N.A.
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------------------------------------------------------------------------------

THE YEAR 2000 ISSUE

PACIFIC BANK'S EFFORTS TO DATE - A significant known operating risk is the year 2000 issue. The year 2000 issue is the result of computer programs that may recognize a date using "00" as the year 1900 rather than the year 2000. Pacific Bank completed in 1997 and continuously updates a comprehensive review of its computer systems to identify systems that could be affected by the year 2000 issue. Pacific Bank has no critical internally developed software programs that require remediation to become year 2000 compliant. Pacific Bank's third party providers of computer systems that have been identified as critical to bank operations are in the remediation or testing stage. They have indicated that they plan to complete customer testing in early to mid-1999. There can be no assurance that Pacific Bank's systems or the systems of other companies will be timely converted or that any such failure to convert by another company would not have a material adverse effect on the Pacific Bank's ability to process and account for the transfer of funds electronically.

Pacific Bank's efforts to address the year 2000 issue were focused during the quarter in two areas: verification of testing results by third-party systems vendors, and development of contingency plans.

Pacific Bank is reliant on third-party providers of critical systems to process daily transaction activity. As a result, Pacific Bank's year 2000 staff have been coordinating with these systems vendors to verify their continued progress with year 2000 efforts. They have indicated that they plan to complete customer testing in mid-1999. We are examined by our primary regulator, the Office of the Comptroller of the Currency ("OCC"), on a quarterly basis concerning our progress with year 2000 readiness. To date, these examinations indicated no particular criticisms of our efforts. There can be no assurance that Pacific Bank's systems or the systems of other companies will be timely converted or that any such failure to convert by another company would not have a material adverse effect on the Pacific Bank's business, including its ability to process and account for the transfer of funds electronically.

COSTS - Personal computers and other bank equipment that are not year 2000 compliant are scheduled to be updated or replaced. The cost of accelerated equipment purchases is estimated at less than $100 over the next year. The direct cost of year 2000 efforts are limited to the one additional information technology staff member specifically hired to coordinate the year 2000 effort, estimated at less than $100 each year. Pacific Bank has participated in testing efforts by third party providers of computer systems, incurring incremental travel costs for participating employees. An indirect cost may be incurred through renewal of contracts with third party providers of computer systems at rates that pass on their costs of year 2000 efforts. During the third quarter of 1998, Pacific Bank's loan officers completed their initial reviews of all large credit customers' year 2000 compliance. The loan officers' assessment will be considered as an integral part of the credit review process.

RISKS - As a financial intermediary, Pacific Bank is reliant on the swift transfer of funds electronically to and from a wide network of customers, including but not limited to other financial institutions worldwide. Failure of the payment system in whole or in part would delay the transfer of funds, largely affecting the ability of Pacific Bank to operate effectively.

Pacific Bank purchases products and services from over 2,500 vendors. While there is a risk of failure by a vendor to deliver or bill for services provided due to noncompliance with year 2000 issues, Pacific Bank has no one vendor, other than the third party providers of computer systems discussed above, on which undue reliance is placed. Pacific Bank primarily leases its space and is reliant on the management of each leased location to ensure year 2000 compliance at its facilities.

Pacific Bank's core lines of business may face different year 2000 risks. The International/ Trade Finance division's customers are largely importers located in the U.S., but their suppliers may be located anywhere in the world. Awareness and remediation of the year 2000 issue in other countries varies considerably. The Wealth Management Services division relies on efficient operation of securities markets and timely disemination of market information. The Domestic Commercial Banking division faces risks from smaller credit customers that may not have the resources to deal effectively with the year 2000 issue. The legal ramifications of year 2000 issues are difficult to enumerate or value, but potentially Pacific Bank could be named as a party to lawsuits from customers, or Pacific Bank could file lawsuits against vendors as a result of year 2000 difficulties.

CONTINGENCY PLANS - Pacific Bank's line managers and year 2000 staff expect contingency plans for critical functions to be well under way by the June 30, 1999, deadline established by the OCC. Contingency plans outline the actions necessary by bank staff to maintain bank operations in the event of a short-term disruption in service by third-party systems providers. The scope of the plans is limited to two or three days of isolated systems failures. Longer outages or widespread failures such as in electrical power or telecommunications systems are beyond the scope of the contingency plans. During the remainder of 1999, the contingency plans for critical functions will be tested by bank staff through simulated events.

Pacific Bank considers the reasonably most likely worst case scenario to be short-term inability to access up-to-the minute balances of customers' accounts. Pacific Bank has developed contingency plans to limit the impact on customer withdrawals in the event of systems failures. Balance information will be tracked manually in the event of a short-term systems failure. Additional cash is expected to be maintained on hand in the event of increased liquidity needs that may result from concerns about the availability of deposited funds. Branch managers and line officers have overdraft authority to cover withdrawals when balance information is not obtainable. While there can be no assurance that Pacific Bank's systems or systems of third-party providers will not be adversely affected by year 2000 difficulties, our contingency plans are intended to reduce the impact of such failures on our customers.

THE PACIFIC BANK, N.A.
PART II OTHER INFORMATION
--------------------------------------------------------------------------------

ITEM 1 - LEGAL PROCEEDINGS

See the section titled "Item 3 - Legal Proceedings" of Pacific Bank's 1998 Annual Report on Form 10-K/A regarding certain pending litigation. Other than these matters, there are no material pending legal proceedings, other than ordinary, routine litigation incidental to Pacific Bank's business, to which Pacific Bank is a party or of which any of its property is subject.


ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K

(a)            EXHIBITS

3(i) Articles of Association, as amended. Filed as Exhibit 3 (i) to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.
3(ii) Bylaws, as amended. Filed as Exhibit 3 (ii) to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
4.1 Specimen share certificate. Filed as Exhibit 4.1 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
4.2 Shareholder Rights Plan filed on Form 8-K on November 6, 1996 and incorporated herein by reference.
10.1 Second amendment to standard office building lease, dated April 29, 1994, for premises at 100 Montgomery Street, San Francisco. Filed as Exhibit 10.2 to the Bank's Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated herein by reference.
10.2 Lease dated April 7, 1983 for premises at 101 California Street, San Francisco. Filed as Exhibit 5.2 (1) to the Bank's Registration Statement on Form F-1 and incorporated herein by reference.
10.3 Lease dated October 1, 1985 for premises at 351 California Street, San Francisco. Filed as Exhibit 5.2 (2) to the Bank's Registration Statement on Form F-1 and incorporated herein by reference.
10.4 Assignment of lease dated April 30, 1987 for premises at 100 Montgomery Street, San Francisco. Filed as Exhibit 5.2 (3) to the Bank's Registration Statement on Form F-1 and incorporated herein by reference.
10.5 Assignment of lease dated December 6, 1991 for premises at 5501 Geary Boulevard, San Francisco. Filed as Exhibit 5.2 (8) to the Bank's Annual Report on Form F-2 for the fiscal year ended December 31, 1991 and incorporated herein by reference.

10.6 Assignment of lease dated July 10, 1992 for premises at 1841 El Camino Real, Burlingame, California. Filed as Exhibit 10.12 to the Bank's Annual Report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference.
10.7 Eighth amendment to standard office building lease dated October 15, 1993, for premises at 351 California Street, San Francisco. Filed as Exhibit 10.14 to the Bank's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference.
10.9 Lease dated December 1, 1994, for premises at 601 South Figueroa Street, Los Angeles filed as Exhibit 10.23 to the Bank's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference.
10.10 Lease dated August 28, 1996 for premises at 555 Capitol Mall, Sacramento. Filed as Exhibit 10.17 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
10.11 Lease dated November 20, 1996 for premises at 2301 Alexandra House, 16-20 Chater Road, Central Hong Kong. Filed as Exhibit
              10.20 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
10.14         Directors and Officers Indemnification Agreement. Filed as Exhibit
              10.14 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.
10.15 Tax Deferred Savings Plan. Filed as Exhibit 5.7 to the Bank's Annual Report on Form F-2 for the fiscal year ended December 31, 1991 and incorporated herein by reference.
10.16 Supplemental Executive Retirement Plan dated July 1, 1996. Filed as Exhibit 10.16 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
10.17 Executive Employment Contract for the President and Chief Executive Officer dated November 5, 1996. Filed as Exhibit 10.18 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
10.18 Executive Employment Contract for the Chief Financial Officer and Chief Credit Officer dated November 5, 1996. Filed as Exhibit
              10.19 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
10.19         1993 Stock Option Plan and Agreement, as amended. Filed as Exhibit
              10.1 to Pacific Bank's Registration Statement on Form S-8 on April 21, 1997 and incorporated herein by reference.
10.20 1998 Stock Option Plan. Filed as Exhibit 4.3 to Pacific Bank's Registration Statement on Form S-8 on October 21, 1998 and incorporated herein by reference.
10.21         1998 Director Bonus Plan effective as of June 2, 1998, filed as
              Exhibit 10.21 to Pacific Bank's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.

10.22 Agreement for Item Processing Services between The Pacific Bank, N.A. and EDS Corporation dated April 24, 1998, filed as Exhibit
              10.22 to Pacific Bank's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.
10.23 Share Repurchase Plan dated September 17, 1998, filed with Pacific Bank's Special Meeting of Shareholders Proxy Statement on November 10, 1998 and incorporated herein by reference.
10.24 Second Amendment to the Executive Employment Contract for the Chief Financial Officer dated December 17, 1998. Filed as Exhibit
              10.24 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.
10.25 Second Amendment to the Executive Employment Contract for the Chief Credit Officer dated December 17, 1998. Filed as Exhibit
              10.25 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.
10.26 Executive Employment Contract for Senior Vice Presidents dated December 17, 1998. Filed as Exhibit 10.26 to Pacific Bank's Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference.

(b)  REPORTS ON FORM 8-K

              None.

THE PACIFIC BANK, N.A.
SIGNATURES
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          The Pacific Bank, National Association


Date:    January 5, 2000                          /s/ John P. Halicky
                                          ------------------------------
                                                  John P. Halicky
                                           Executive Vice President and
                                              Chief Financial Officer
                                           (Principal Financial Officer)


                                               /s/ Barbara L. Thomas
                                          ------------------------------
                                                 Barbara L. Thomas
                                           Vice President and Controller
                                          (Principal Accounting Officer)


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